Form N-18F-1

                       Securities and Exchange Commission
                             Washington, D.C. 20549

           NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                        INVESTMENT COMPANY ACT OF 1940


                                   CGM TRUST
                            Exact Name of Registrant

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself, with respect to shares of its series CGM Focus Fund, to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURES


     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 7th day of March, 2002.


                                        Signature:
                                                       CGM Trust
                                                    (Name of Registrant)

                                        By: /s/ Robert Kemp
                                            --------------------------
                                            Name: Robert Kemp
                                                  President


     Attest: /s/ Leslie Lake
             ------------------------
             Name: Leslie Lake
                   Secretary